As filed with the Securities and Exchange Commission on October 19, 2007

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 8)

Nautilus, Inc.

(Name of Issuer)

Common Stock, No Par Value

(Title of Class of Securities)

63910B102

(CUSIP Number)

Michael L. Zuppone, Esq.
Paul, Hastings, Janofsky & Walker LLP
75 East 55th Street
New York, New York 10022
(212) 318-6906

 (Name, Address and Telephone Number of Person Authorized
 to Receive Notices and Communications)

October 18, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [  ]

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 63910B102	Page 2 of 14 Pages

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Sherborne Investors LP
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☐ (b)☐
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,885,626
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,885,626
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,885,626
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.0%
14		TYPE OF REPORTING PERSON PN

CUSIP No. 63910B102	Page 3 of 14 Pages

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Sherborne Investors GP, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☐ (b)☐
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,885,626
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,885,626
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,885,626
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.0%
14		TYPE OF REPORTING PERSON OO

CUSIP No. 63910B102	Page 4 of 14 Pages

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Sherborne Investors Management LP
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☐ (b)☐
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,885,626
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,885,626
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,885,626
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.0%
14		TYPE OF REPORTING PERSON PN

CUSIP No. 63910B102	Page 5 of 14 Pages

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Sherborne Investors Management GP, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☐ (b)☐
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,885,626
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,885,626
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,885,626
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.0%
14		TYPE OF REPORTING PERSON OO

CUSIP No. 63910B102	Page 6 of 14 Pages

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Sherborne Strategic Fund A, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☐ (b)☐
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 673,984.454
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 673,984.454
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 673,984.454
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.1%
14		TYPE OF REPORTING PERSON OO

CUSIP No. 63910B102	Page 7 of 14 Pages

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Sherborne Strategic Fund B, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☐ (b)☐
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,010,976.681
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,010,976.681
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,010,976.681
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.2%
14		TYPE OF REPORTING PERSON OO

CUSIP No. 63910B102	Page 8 of 14 Pages

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Nottingham Investors LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☐ (b)☐
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,200,664.862
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 6,200,664.862
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,200,664.862
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.7%
14		TYPE OF REPORTING PERSON OO

CUSIP No. 63910B102	Page 9 of 14 Pages

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Edward J. Bramson
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☐ (b)☐
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,885,626
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 7,885,626
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,885,626
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.0%
14		TYPE OF REPORTING PERSON IN

CUSIP No. 63910B102	Page 10 of 14 Pages

Explanatory Note:  This Amendment No. 8 (this “Amendment”) to Schedule 13D is filed by the Reporting Persons (as defined below in this Explanatory Note) pursuant to Rule 13d-2(a) under the Securities Exchange Act of 1934, as amended. This Amendment amends and supplements the Schedule 13D filed with the U.S. Securities and Exchange Commission (the “Commission”) on July 26, 2007 (the “Initial 13D”) as amended and supplemented by Amendment 1 to the Initial 13D filed with the Commission on July 31, 2007, Amendment 2 to the Initial 13D filed with the Commission on August 24, 2007,  Amendment 3 to the Initial 13D filed with the Commission on September 4, 2007, Amendment 4 to the Initial 13D filed with the Commission on September 14, 2007, Amendment 5 to the Initial 13D filed with the Commission on September 21, 2007, Amendment 6 to the Initial 13D filed with the Commission on October 9, 2007 and Amendment 7 to the Initial 13D filed with the Commission on October 17, 2007 and relates to the common stock, no par value (“Shares”) of Nautilus, Inc., a Washington corporation (the “Issuer”).

The Reporting Persons are:

(i)	Sherborne Investors LP, a Delaware limited partnership and managing member of each of the Funds (as defined below) (“Managing Member” or “Sherborne Investors”);

(ii)	Sherborne Investors GP, LLC, a Delaware limited liability company and general partner of the Managing Member (“Sherborne Investors GP”);

(iii)	Sherborne Investors Management LP, a Delaware limited partnership and investment manager to the Funds (“Sherborne Management”);

(iv)	Sherborne Investors Management GP, LLC, a Delaware limited liability company and general partner of Sherborne Management (“Sherborne Management GP”);

(v)	Sherborne Strategic Fund A, LLC, a Delaware limited liability company (“Strategic Fund A”);

(vi)	Sherborne Strategic Fund B, LLC, a Delaware limited liability company (“Strategic Fund B”);

(vii)	Nottingham Investors LLC, a Delaware limited liability company (“Nottingham” and, together with Strategic Fund A and Strategic Fund B, the “Funds”); and

(viii)	Edward J. Bramson (“Bramson”), a citizen of the United Kingdom and the managing member of Sherborne Investors GP and Sherborne Management GP.

The Covered Persons, for whom information is required to be provided pursuant to Instruction C to Schedule 13D, are Bramson, Mr. Craig L. McKibben and Mr. Gerard L. Eastman (collectively, the “Covered Persons”).  Messrs. McKibben and Eastman are managing directors of Sherborne Investors GP and Sherborne Management GP.

CUSIP No. 63910B102	Page 11 of 14 Pages

Item 3.                 Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated in its entirety as follows:

The aggregate purchase price of the 7,885,626 Shares owned by the Funds is $77,692,758.29, including brokerage commissions.  The Shares owned by the Funds were acquired with such Funds’ available funds.

Item 5.                 Interest in Securities of the Issuer.

Items 5 (a) and (b) have been amended and restated in their entirety as follows:

The following describes the direct and indirect interests of the Reporting Persons in the Shares:

•	Strategic Fund A is the direct beneficial owner of and has the sole power to vote and dispose of 673,984.454 Shares; (1)
•	Strategic Fund B is the direct beneficial owner of and has the sole power to vote and dispose of 1,010,976.681 Shares; (1)
•	Nottingham is the direct beneficial owner of and has the sole power to vote and dispose of 6,200,664.862 Shares; (1)
•	The Managing Member, as the managing member of the Funds, is the indirect beneficial owner of and has shared indirect power to vote or dispose of 7,885,626 Shares;
•	Sherborne Investors GP, as the general partner of the Managing Member, is the indirect beneficial owner of and has the shared indirect power to vote or dispose of 7,885,626 Shares;
•	Sherborne Management, as the investment manager to the Funds, is the indirect beneficial owner of and has the shared indirect power to vote or dispose of 7,885,626 Shares;
•	Sherborne Management GP, as the general partner of Sherborne Management, is the indirect beneficial owner of and has the shared indirect power to vote or dispose of 7,885,626 Shares; and
•
Edward Bramson, as the managing member of each of Sherborne Investors GP and Sherborne Management GP, is the indirect beneficial owner of and has the sole indirect power to vote or dispose of 7,885,626 Shares.

_____________________
(1) The Shares beneficially owned by the Funds add up to slightly less than 7,885,626 due to rounding.

The information set forth in Rows 7 through 13 of the cover page hereto for each of the Reporting Persons is incorporated herein by reference.  The percentage amount set forth in Row 13 for all cover pages filed herewith is calculated based upon the 31,545,136 Shares issued and outstanding as reported by the Issuer in its Form 10-Q for the Quarterly Period ended June 30, 2007.

The Covered Persons do not beneficially own any Shares.

CUSIP No. 63910B102	Page 12 of 14 Pages

Item 5 (c) has been amended as follows:

(c)           Since the filing of Amendment No. 4 to the Initial 13D on September 14, 2007, the Reporting Persons purchased Shares in the open market as follows:

Sherborne Strategic Fund A, LLC

Trade Date	# of Shares (1)	Average Price/Share
10/17/2007	25,64	$6.33
10/18/2008	8,989	$6.34
10/19/2007	6,410	$5.65

Sherborne Strategic Fund B, LLC

Trade Date	# of Shares (1)	Average Price/Share
10/17/2007	38,462	$6.33
10/18/2007	13,483	$6.34
10/19/2007	9,615	$5.65

Nottingham Investors LLC

Trade Date	# of Shares (1)	Average Price/Share
10/17/2007	235,898	$6.33
10/18/2007	82,699	$6.34
10/19/2007	58,974	$5.65

________________
(1) The sum of these numbers does not match the total amount purchased on the individual dates due to rounding.

The Covered Persons have not purchased any Shares since the filing of the Initial 13D through the date of this report.

CUSIP No. 63910B102	Page 13 of 14 Pages

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  October 19, 2007

SHERBORNE INVESTORS LP

By: SHERBORNE INVESTORS GP, LLC, its general partner

By:	/s/ Craig L. McKibben
Name: Craig L. McKibben
Title: Managing Director

SHERBORNE INVESTORS GP, LLC

By:	/s/ Craig L. McKibben
Name: Craig L. McKibben
Title: Managing Director

SHERBORNE INVESTORS MANAGEMENT LP

By: SHERBORNE INVESTORS MANAGEMENT GP, LLC, its general partner

By:	/s/ Craig L. McKibben
Name: Craig L. McKibben
Title: Managing Director

SHERBORNE INVESTORS MANAGEMENT GP, LLC

By:	/s/ Craig L. McKibben
Name: Craig L. McKibben
Title: Managing Director

CUSIP No. 63910B102	Page 14 of 14 Pages

SHERBORNE STRATEGIC FUND A, LLC

By: SHERBORNE INVESTORS LP, its managing member

By:	SHERBORNE INVESTORS GP, LLC, its general partner

By:	/s/ Craig L. McKibben
Name: Craig L. McKibben
Title: Managing Director

SHERBORNE STRATEGIC FUND B, LLC

By: SHERBORNE INVESTORS LP, its managing member

By:	SHERBORNE INVESTORS GP, LLC, its general partner

By:	/s/ Craig L. McKibben
Name: Craig L. McKibben
Title: Managing Director

NOTTINGHAM INVESTORS LLC

By: SHERBORNE INVESTORS LP, its managing member

By:	SHERBORNE INVESTORS GP, LLC, its general partner

By:	/s/ Craig L. McKibben
Name: Craig L. McKibben
Title: Managing Director

EDWARD BRAMSON

/s/ Edward Bramson
Edward Bramson